UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of February 2017

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       X                 Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-209455) OF MITSUBISHI UFJ FINANCIAL GROUP, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 14, 2017

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Yasuo Matsumoto
Name:	Yasuo Matsumoto
Title:	Chief Manager, Documentation & Corporate Secretary Department, Corporate Administration Division

English Translation of Excerpts from Quarterly Securities Report Filed in Japan

This document is an English translation of selected information included in the Quarterly Securities Report for the quarter ended December 31, 2016 filed by Mitsubishi UFJ Financial Group, Inc. (“MUFG” or “we”) with the Kanto Local Financial Bureau, the Ministry of Finance of Japan, on February 14, 2017 (the “Quarterly Securities Report”). An English translation of certain information included in the Quarterly Securities Report was previously submitted in a report on Form 6-K dated February 3, 2017. Accordingly, this document should be read together with the previously submitted report.

The Quarterly Securities Report has been prepared and filed in Japan in accordance with applicable Japanese disclosure requirements as well as generally accepted accounting principles in Japan (“J-GAAP”). There are significant differences between J-GAAP and U.S. GAAP. In addition, the Quarterly Securities Report is intended to update prior disclosures filed by MUFG in Japan and discusses selected recent developments in the context of those prior disclosures. Accordingly, the Quarterly Securities Report may not contain all of the information that is important to you. For a more complete discussion of the background to information provided in the Quarterly Securities Report disclosure, please see our annual report on Form 20-F for the fiscal year ended March 31, 2016 and the other reports filed with or submitted to the U.S. Securities and Exchange Commission by MUFG.

Risks Relating to Our Business

We describe below some major developments and changes to update our risk factor disclosure previously included in our annual securities report for the fiscal year ended March 31, 2016 filed in Japan on June 29, 2016. The updates below are not a complete update of the prior disclosure, but instead intended to explain only the significant developments and changes that we believe may have a material impact on the risks to our business and other risks. The discussion below contains forward-looking statements, which, unless specifically described otherwise, reflect our understanding as of the date of filing of the Quarterly Securities Report.

The numbering of the subheading of the risk disclosure below corresponds to the numbering of the subheading of the same risk disclosure in “Risks Relating to Our Business” in our most recent annual securities report filed in Japan.

19.	Risks of receiving potential claims or sanctions regarding inappropriate or illegal practices or other conduct from our customers or regulatory authorities

We conduct our business subject to ongoing regulations and associated compliance risks (including the effects of changes in laws, regulations, policies and voluntary codes of practice in Japan and other markets where we operate). In the current regulatory environment, we are subject to various regulatory inquiries or investigations from time to time in connection with various aspects of our business and operations. Our compliance risk management systems and programs may not be fully effective in preventing all violations of laws, regulations and rules.

Our failure to comply with all applicable laws and regulations, including those relating to money laundering, financial crimes, and other inappropriate or illegal transactions, may lead to penalties, fines, public reprimands, damage to reputation, issuance of business improvement and other administrative orders, enforced suspension of operations or, in extreme cases, withdrawal of authorization to operate. These consequences may harm our reputation resulting in loss of customer or market confidence in us or otherwise in deterioration of our business environment, and may adversely affect our business and results of operations. Our ability to obtain regulatory approvals for future strategic initiatives may also be adversely affected.

In December 2012, BTMU agreed to make a payment to the Office of Foreign Assets Control of the U.S. Department of the Treasury, or OFAC, to settle potential civil liability for apparent violations of certain U.S. sanctions regulations from 2006 to 2007. In addition, in June 2013, BTMU entered into a consent agreement with the New York State Department of Financial Services, or DFS, to resolve issues relating to certain U.S. dollar payments that were routed through New York from 2002 to 2007. Under the terms of the agreement with DFS, BTMU agreed to make a civil monetary payment to DFS and retain an independent consultant to conduct a compliance review of the relevant controls and related matters in BTMU’s current operations. In addition, in November 2014, BTMU entered into a consent agreement with the DFS to resolve issues relating to instructions given to PricewaterhouseCoopers LLP, or PwC, and the disclosures made to DFS in connection with BTMU’s 2007 and 2008 voluntary investigation of BTMU’s U.S. dollar clearing activity toward countries under U.S. economic sanctions. BTMU had hired PwC to conduct a historical transaction review report in connection with that investigation. Under the terms of the agreement with DFS, BTMU made a payment of the stipulated amount to DFS, and agreed to take actions on persons involved in the matter at that time, relocate its U.S. BSA/AML and OFAC sanctions compliance programs to New York, and extend, if regarded as necessary by DFS, the period during which an independent consultant is responsible for assessing BTMU’s internal controls regarding compliance with applicable laws and regulations related to U.S. economic sanctions. In February 2017, BTMU and MUFG Securities EMEA plc, or MUS(EMEA), reached a settlement with the U.K. Prudential Regulation Authority, or PRA, pursuant to which BTMU and MUS(EMEA) agreed to make a monetary payment to the PRA. The settlement related to BTMU and MUS(EMEA)’s failure to notify the PRA of BTMU’s discussions with the DFS that culminated in the November 2014 consent order between BTMU and the DFS. BTMU continues to cooperate closely with all relevant regulators and is undertaking necessary actions relating to these matters. These developments or other similar events may result in additional regulatory actions against us or agreements to make significant settlement payments.

We have received requests and subpoenas for information from government agencies in some jurisdictions that are conducting investigations into past submissions made by panel members, including us, to the bodies that set various interbank benchmark rates as well as investigations into foreign exchange related practices of global financial institutions. We are cooperating with these investigations and have been conducting an internal investigation among other things. In connection with these matters, we and other panel members and global financial institutions have been named as defendants in a number of civil lawsuits, including putative class actions, in the United States. These developments or other similar events may expose us to significant adverse financial and other consequences.

Additional Financial Information for the Nine Months Ended December 31, 2016

1.	Changes in the scope of consolidation or application of the equity method

I.	Significant changes in the scope of consolidation

None.

II.	Significant changes in the scope of application of the equity method

Beginning in the nine months ended December 31, 2016, MUFG applies the equity method to Security Bank Corporation (Security Bank) as a result of a share acquisition by The Bank of Tokyo-Mitsubishi UFJ, Ltd. (BTMU), a consolidated subsidiary of MUFG.

Beginning in the three months ended December 31, 2016, MUFG applies the equity method to Hitachi Capital Corporation (Hitachi Capital) as a result of a share acquisition by MUFG.

Outline of the acquisition of shares of Security Bank

On January 14, 2016, BTMU concluded a Subscription Agreement with Security Bank.

On April 1, 2016, BTMU acquired newly issued common shares and preferred shares, representing in the aggregate 20% of Security Bank’s equity interest on a fully diluted basis, and appointed two directors to Security Bank’s Board of Directors. As a result, Security Bank became an equity method affiliate.

An outline of Security Bank is as follows:

Corporate name (The equity method investee’s name)	Security Bank Corporation

Business description	Commercial Bank

Date of application of the equity method	April 1, 2016

Investment structure	Third-party allotment of newly issued shares

Percentage of voting rights following the share acquisition	20%

(1)	Period for which the results of operations of the equity method investee are included in the consolidated statements of income

The fiscal year end of Security Bank, the equity method investee, is the end of December, which differs by three months from the consolidated balance sheet date of MUFG. As the equity method began to apply to Security Bank on April 1, 2016, the results of operations of Security Bank for the period from April 1, 2016 to September 30, 2016 were included in the consolidated statements of income.

(2)	Outline of the accounting treatment applied

(a)	Acquisition Cost

Consideration for the shares	Cash and due from banks	¥88,404 million
Expenses directly related to acquisition	Advisory fees, etc.	¥741 million

Acquisition cost		¥89,146 million

(b)	Amount of goodwill recorded, reason for recording goodwill, amortization method and amortization period

(i)	Amount of goodwill recorded

¥27,148 million

(ii)	Reason for recording goodwill

The recorded goodwill reflected expected increases in profits from future business operations.

(iii)	Amortization method and amortization period

Straight-line method over 20 years.

Outline of the acquisition of shares of Hitachi Capital

MUFG entered into a Share Purchase Agreement to acquire a portion of the common shares of Hitachi Capital held by Hitachi, Ltd. (Hitachi) and, on October 3, 2016, acquired 23% of Hitachi Capital’s common shares from Hitachi. Hitachi Capital became an equity method affiliate of MUFG.

An outline of Hitachi Capital is as follows:

Corporate name (The equity method investee’s name)	Hitachi Capital Corporation

Business description	General leasing business

Date of application of the equity method	October 1, 2016

Investment structure	Share purchase

Percentage of voting rights following the share acquisition	23%

(1)	Period for which the results of operations of the equity method investee are included in the consolidated statements of income

As the equity method began to apply to Hitachi Capital on October 1, 2016, the results of operations of Hitachi Capital for the period from October 1, 2016 to December 31, 2016 were included in the consolidated statements of income.

(2)	Outline of the accounting treatment applied

(a)	Acquisition Cost

Consideration for the shares	Cash and due from banks	¥91,407 million
Expenses directly related to acquisition	Advisory fees, etc.	¥470 million

Acquisition cost		¥91,877 million

(b)	Amount of goodwill recorded, reason for recording goodwill, amortization method and amortization period

(i)	Amount of goodwill recorded

¥7,950 million

(ii)	Reason for recording goodwill

The recorded goodwill reflected expected increases in profits from future business operations.

(iii)	Amortization method and amortization period

Straight-line method over 20 years.

2.	Additional information

(Implementation Guidance on Recoverability of Deferred Tax Assets)

On March 28, 2016, the Accounting Standards Board of Japan (ASBJ) issued ASBJ Guidance No.26, “Implementation Guidance on Recoverability of Deferred Tax Assets.” MUFG adopted this guidance on April 1, 2016.

(Update of the Accounting Standards Codification(ASC) No. 825(Financial instruments) by the Financial Accounting Standards Board(FASB))

Beginning in the nine months ended December 31, 2016, MUFG’s overseas affiliates under the equity method, to which Generally Accepted Accounting Principles in the United States of America (US-GAAP) apply, adopted early the update of ASC No.825 (Financial instruments).

Upon the adoption described above, with respect to financial liabilities which the affiliates elected to measure at fair value under the fair value option, in accordance with the accounting standards, MUFG recorded the changes in the fair value of such financial instruments resulting from a change in the instrument-specific credit risk in the amount of debt value adjustments of foreign affiliates (DVAs) in accumulated other comprehensive income. MUFG made cumulative catch-up adjustments to the opening balances of retained earnings and DVAs, at the beginning of the nine months ended December 31, 2016.

As a result, at the beginning of the nine months ended December 31,2016, retained earnings increased by ¥8,464 million, and DVAs decreased by ¥8,464 million.

In addition, ordinary income and profits before income taxes for the nine months ended December 31, 2016, each decreased by ¥7,304 million.

3.	Risk-monitored loans included in “Loans and bills discounted” as of the dates indicated were as follows:

	(in millions of yen)
	March 31, 2016	December 31, 2016
Loans to bankrupt borrowers	¥54,913	¥48,924
Non-accrual delinquent loans	1,110,576	769,609
Accruing loans contractually past due 3 months or more	51,620	46,859
Restructured loans	438,767	643,702

Total	¥1,655,877	¥1,509,096

Note:

The amounts above are stated before the deduction of allowance for credit losses.

4.	Principal amount of money trusts entrusted to domestic trust banking subsidiaries, for which repayment of the principal to the customers was guaranteed

	(in millions of yen)
	March 31, 2016	December 31, 2016
Principal-guaranteed money trusts	¥7,111,058	¥6,403,555

5.	Guarantee obligations for private placement bonds (as set forth in Article 2, Paragraph 3 of the Financial Instruments and Exchange Law) among the bonds and other securities included in “Securities”

	(in millions of yen)
	March 31, 2016	December 31, 2016
Guarantee obligations for private placement bonds	¥580,398	¥587,529

6.	Contingent liabilities

(Litigation)

In the ordinary course of business, the MUFG Group is subject to various litigation and regulatory matters. In accordance with applicable accounting guidance, the MUFG Group establishes an accrued liability for loss contingencies arising from litigation and regulatory matters when they are determined to be probable in their occurrences and the probable loss amount can be reasonably estimated. Based upon current knowledge and consultation with counsel, management believes the eventual outcome of such litigation and regulatory matters, where losses are probable and the probable loss amounts can be reasonably estimated, including the regulatory investigations regarding the MUFG Group’s foreign operations disclosed in “English Translation of Excerpts from Quarterly Securities Report Filed in Japan” for the quarter ended September 30, 2016, will not have a material adverse effect on the MUFG Group’s financial position, results of operations or cash flows. Management also believes the amount of loss that is reasonably possible, but not probable, from various litigation and regulatory matters is not material to the MUFG Group’s financial position, results of operations or cash flows.

7.	“Other ordinary income” for the periods indicated included the following:

	(in millions of yen)
	For the nine months ended December 31,
	2015	2016
Equity in earnings of equity method investees	¥191,355	¥171,199
Gains on sales of equity securities	85,663	134,687

8.	“Other ordinary expenses” for the periods indicated included the following:

	(in millions of yen)
	For the nine months ended December 31,
	2015	2016
Write-offs of loans	¥97,122	¥93,384
Provision for reserve for credit-related contingent losses	643	51,120

9.	No quarterly consolidated statements of cash flows have been prepared for the nine months periods ended December 31, 2015 and 2016. Depreciation (including amortization of intangible assets other than goodwill) and amortization of goodwill for the periods indicated were as follows:

	(in millions of yen)
	For the nine months ended December 31,
	2015	2016
Depreciation	¥220,014	¥228,850
Amortization of goodwill	12,569	11,020

10.	Capital Stock and Dividends Paid

For the nine months ended December 31, 2015

I.	Cash dividends

Approval	Class of shares	Total amount (millions of yen)	Per share amount (yen)	Dividend record date	Effective date	Funding source

Annual General Shareholders Meeting on June 25, 2015	Common stock	126,179	9	March 31, 2015	June 25, 2015	Retained earnings

Board of Directors Meeting on November 13, 2015	Common stock	125,212	9	September 30, 2015	December 4, 2015	Retained earnings

II.	Dividends the record date for which fell within the nine months period and the effective date of which was after the end of the nine months period

None.

For the nine months ended December 31, 2016

I.	Cash dividends

Approval	Class of shares	Total amount (millions of yen)	Per share amount (yen)	Dividend record date	Effective date	Funding source

Annual General Shareholders Meeting on June 29, 2016	Common stock	124,116	9	March 31, 2016	June 29, 2016	Retained earnings

Board of Directors Meeting on November 14, 2016	Common stock	122,440	9	September 30, 2016	December 5, 2016	Retained earnings

II.	Dividends the record date for which fell within the nine months period and the effective date of which was after the end of the nine months period

None.

11.	Segment information

I.	Business Segment Information

(1)	Summary of reporting segments

MUFG’s reporting segments are business units of MUFG which its Executive Committee, the decision-making body for the execution of its business operations, regularly reviews to make decisions regarding allocation of management resources and evaluate performance.

MUFG makes unified group-wide strategies based on customer characteristics and the nature of business. Accordingly, MUFG has adopted customer-based and business-based segmentation, which consists of the following reporting segments: Retail Banking Business Group, Corporate Banking Business Group, Global Business Group, Trust Assets Business Group, Global Markets Business Group and Other.

Retail Banking Business Group:	Providing financial services to domestic individual customers

Corporate Banking Business Group:	Providing services relating to finance, real estate and stock transfers to domestic corporate customers

Global Business Group:	Providing financial services to overseas individual and corporate customers

Trust Assets Business Group:	Providing investment management and administration services for corporate pension funds, public pension funds, public funds and mutual funds

Global Markets Business Group:	Engaged in the trading business relating to foreign currency exchange, funds and investment securities for customers and with market counterparties, and administration of liquidity and cash management

Other:	Other than the businesses mentioned above

(a)	Changes in reporting segments

MUFG’s group companies are managed using a matrix framework consisting of the business segments mentioned above which are identified based on an integrated business group system to provide financial services and products under unified group-wide strategies as well as through individual MUFG group entities, which are grouped under the major operating subsidiaries as follows: The Bank of Tokyo-Mitsubishi UFJ, Ltd., Mitsubishi UFJ Trust and Banking Corporation, Mitsubishi UFJ Securities Holdings Co. Ltd., consumer finance subsidiaries and others. To assist appropriate assessment of MUFG’s future cash flow forecasts, MUFG previously identified these groups of MUFG group entities as its reporting segments, each operating in a different industry and regulatory environment.

However, beginning in the nine months ended December 31, 2016, MUFG changed its reporting segments to the segmentation by the above-mentioned service-based Business Groups, following the progress made during the fiscal year ended March 31, 2016 in the implementation of unified group-wide business operations and management under the medium-term business plan that was commenced in the fiscal year ended March 31, 2016.

The segment information for the nine months ended December 31, 2015 has been restated to reflect the foregoing changes in the reporting segments.

(2)	Information on net revenue and operating profit (loss) for each reporting segment

For the nine months ended December 31, 2015

	(in millions of yen)
	For the nine months ended December 31, 2015
	Retail Banking Business Group	Corporate Banking Business Group	Global Business Group	Trust Assets Business Group	Total of Customer Business	Global Markets Business Group	Other	Total
Net revenue	¥948,478	¥781,469	¥956,003	¥129,315	¥2,677,151	¥490,539	¥9,434	¥3,177,125
Operating expenses	728,119	454,250	609,386	75,427	1,749,519	156,632	117,333	2,023,485

Operating profit (loss)	¥220,359	¥327,218	¥346,616	¥53,888	¥927,632	¥333,906	¥(107,899)	¥1,153,640

(Notes)

1.	“Net revenue” in the above table is used in lieu of net sales generally used by Japanese non-financial companies.
2.	“Net revenue” includes net interest income, trust fees, net fees and commissions, net trading profit, and net other operating profit.
3.	“Operating expenses” includes personnel expenses and premise expenses.
4.	“Net revenue” and “Operating expenses” for each of the Corporate Banking Business Group and the Global Business Group include net revenue and operating expenses relating to overseas Japanese corporate transactions. The amounts relating to such transactions included in each of these reporting segments are as follows: ¥138,114 million of net revenue, ¥117,663million of operating expenses and ¥20,450 million of operating profit. Adjustments have been made by deducting these amounts from the Total of Customer Business.

For the nine months ended December 31, 2016

	(in millions of yen)
	For the nine months ended December 31, 2016
	Retail Banking Business Group	Corporate Banking Business Group	Global Business Group	Trust Assets Business Group	Total of Customer Business	Global Markets Business Group	Other	Total
Net revenue	¥879,153	¥740,139	¥911,049	¥124,881	¥2,526,007	¥533,255	¥(43,487)	¥3,015,775
Operating expenses	720,169	445,112	567,336	79,912	1,695,941	152,831	117,718	1,966,490

Operating profit (loss)	¥158,984	¥295,026	¥343,712	¥44,969	¥830,065	¥380,424	¥(161,205)	¥1,049,285

(Notes)

1.	“Net revenue” in the above table is used in lieu of net sales generally used by Japanese non-financial companies.
2.	“Net revenue” includes net interest income, trust fees, net fees and commissions, net trading profit, and net other operating profit.
3.	“Operating expenses” includes personnel expenses and premise expenses.
4.	“Net revenue” and “Operating expenses” for each of the Corporate Banking Business Group and the Global Business Group include net revenue and operating expenses relating to overseas Japanese corporate transactions. The amounts relating to such transactions included in each of these reporting segments are as follows: ¥129,216 million of net revenue, ¥116,590 million of operating expenses and ¥12,626 million of operating profit. Adjustments have been made by deducting these amounts from the Total of Customer Business.

(3)	Reconciliation of the total operating profit in each of the above tables to the ordinary profit in the consolidated statements of income for the corresponding nine-month period

	(in millions of yen)
	For the nine months ended December 31,
	2015	2016
Total operating profit of reporting segments	¥1,153,640	¥1,049,285
Operating profit of consolidated subsidiaries excluded from reporting segments	43,368	33,937
Credit related expenses	(136,778)	(146,095)
Reversal of allowance for credit losses	34,798	49,281
Gains on collection of bad debts	42,856	45,866
Net gains on equity securities and other securities	63,609	96,160
Equity in earnings of equity method investees	191,355	171,199
Others	(52,052)	(87,433)

Ordinary profit in the consolidated statements of income	¥1,340,801	¥1,212,200

12.	Financial instruments and related disclosures

There are no material changes to be disclosed as of December 31, 2016 compared to March 31, 2016.

13.	Securities

*1	The following shows those securities as of December 31, 2016 which were deemed material in the management of our group company businesses and showed material changes as compared to those as of March 31, 2016.

*2	The following tables include negotiable certificates of deposit in “Cash and due from banks” and beneficial interests in trusts in “Monetary claims bought” in addition to “Securities.”

I.	Available-for-sale securities

	(in millions of yen)
	March 31, 2016
	Acquisition cost	Amount on consolidated balance sheet	Difference
Domestic equity securities	¥2,667,787	¥4,873,212	¥2,205,424
Domestic bonds	29,604,245	30,322,492	718,247
Government bonds	26,624,097	27,255,998	631,901
Municipal bonds	437,791	449,330	11,539
Corporate bonds	2,542,356	2,617,163	74,806
Other securities	29,761,151	30,322,776	561,624
Foreign equity securities	125,256	149,076	23,820
Foreign bonds	26,139,446	26,650,433	510,987
Other	3,496,448	3,523,265	26,816

Total	¥62,033,183	¥65,518,480	¥3,485,297

(Note)	The total amount of difference shown in the table above includes ¥5,480 million of revaluation losses on securities as a result of the application of fair value hedge accounting.

	(in millions of yen)
	December 31, 2016
	Acquisition cost	Amount on consolidated balance sheet	Difference
Domestic equity securities	¥2,558,744	¥5,241,604	¥2,682,859
Domestic bonds	23,685,862	24,138,777	452,915
Government bonds	20,096,918	20,496,481	399,562
Municipal bonds	964,411	969,541	5,129
Corporate bonds	2,624,531	2,672,754	48,222
Other securities	23,802,528	23,861,297	58,769
Foreign equity securities	131,989	162,245	30,255
Foreign bonds	20,195,500	20,169,104	(26,396)
Other	3,475,037	3,529,947	54,909

Total	¥50,047,134	¥53,241,680	¥3,194,545

(Note 1)	Available-for-sale securities (excluding those securities whose fair values cannot be reliably determined) whose fair values significantly declined compared with their acquisition costs, where the decline was considered to be other than recoverable as of the end of the reporting period, were written down to the respective fair values. In such case, the fair values were recorded as the carrying amounts on the consolidated balance sheet, and the differences between the fair values and the acquisition costs were recognized as losses on the consolidated statement of income.

The criteria for determining whether the fair value is “significantly declined” are set forth in the internal standards for asset quality self-assessment based on issuer classifications as follows:

(a)	Bankrupt issuers, virtually bankrupt issuers and likely to become bankrupt issuers:

The fair value is lower than the acquisition cost.

(b)	Issuers requiring close watch:

The fair value has declined by 30% or more of the acquisition cost.

(c)	Normal issuers:

The fair value has declined by 50% or more of the acquisition cost.

“Bankrupt issuers” means issuers who have entered into bankruptcy, special liquidation proceedings or similar legal proceedings or whose notes have been dishonored and suspended from processing through clearing houses. “Virtually bankrupt issuers” means issuers who are not legally or formally bankrupt but are regarded as substantially in a similar condition. “Likely to become bankrupt issuers” means issuers who are not yet legally or formally bankrupt but deemed to have high possibility of becoming bankrupt. “Issuers requiring close watch” means issuers who require close monitoring as part of investment management. “Normal issuers” means issuers other than “Bankrupt issuers,” “Virtually bankrupt issuers,” “Likely to become bankrupt issuers” or “Issuers requiring close watch.”

(Note 2)	The total amount of difference shown in the table above includes ¥61,312 million of revaluation profits on securities as a result of the application of fair value hedge accounting.

14.	Money held in trust

There are no material changes to be disclosed as of December 31, 2016 compared to March 31, 2016.

15.	Derivatives

The following shows those derivatives as of December 31, 2016 which were deemed material in the management of our group company businesses and showed material changes as compared to those as of March 31, 2016.

(1)	Equity-related derivatives

		(in millions of yen)
		March 31, 2016
Classification	Type of transaction	Contract amount	Fair value	Valuation gains (losses)
Transactions listed on exchange	Stock index futures	¥664,122	¥4,456	¥4,456
	Stock index options	1,579,663	(28,134)	(7,184)
OTC transactions	OTC securities option transactions	1,314,535	2,365	13,386
	OTC securities index swap transactions	243,817	35,863	35,863
	Forward transactions in OTC securities indexes	22,355	(744)	(744)
	Total return swaps	8,056	(186)	(186)

	Total	—	¥13,620	¥45,592

Note:

The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income. Those derivatives transactions to which the hedge accounting is applied are excluded from the above table.

		(in millions of yen)
		December 31, 2016
Classification	Type of transaction	Contract amount	Fair value	Valuation gains (losses)
Transactions listed on exchange	Stock index futures	¥843,822	¥5,372	¥5,372
	Stock index options	1,360,429	(34,696)	(2,648)
OTC transactions	OTC securities option transactions	1,029,545	11,909	20,255
	OTC securities index swap transactions	411,741	19,071	19,071
	Forward transactions in OTC securities indexes	51,956	3,910	3,910
	Total return swaps	7,196	(629)	(629)

	Total	—	¥4,938	¥45,331

Note:

The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income. Those derivatives transactions to which the hedge accounting is applied are excluded from the above table.

(2)	Bond-related derivatives

		(in millions of yen)
		March 31, 2016
Classification	Type of transaction	Contract amount	Fair value	Valuation gains (losses)
Transactions listed on exchange	Bond futures	¥672,685	¥(590)	¥(590)
	Bond futures options	223,528	227	33
OTC transactions	Bond OTC options	330,113	1,115	1,161
	Bond forward contracts	5,343	(32)	(32)
	Bond OTC swaps	451,193	6,880	6,880

	Total	—	¥7,600	¥7,452

Note:

The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income. Those derivatives transactions to which the hedge accounting is applied are excluded from the above table.

		(in millions of yen)
		December 31, 2016
Classification	Type of transaction	Contract amount	Fair value	Valuation gains (losses)
Transactions listed on exchange	Bond futures	¥1,282,114	¥(2)	¥(2)
	Bond futures options	1,722,616	845	(1,872)
OTC transactions	Bond OTC options	365,597	(403)	(430)
	Bond forward contracts	523,053	(788)	(788)
	Bond OTC swaps	316,984	6,969	6,969

	Total	—	¥6,620	¥3,875

Note:

The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income. Those derivatives transactions to which the hedge accounting is applied are excluded from the above table.

(3)	Commodity-related derivatives

		(in millions of yen)
		March 31, 2016
Classification	Type of transaction	Contract amount	Fair value	Valuation gains (losses)
OTC transactions	Commodity swaps	¥461,913	¥5,973	¥5,973
	Commodity options	234,311	(51)	(51)

	Total	—	¥5,921	¥5,922

Note:

The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.

		(in millions of yen)
		December 31, 2016
Classification	Type of transaction	Contract amount	Fair value	Valuation gains (losses)
OTC transactions	Commodity swaps	¥291,948	¥4,258	¥4,258
	Commodity options	164,815	(81)	181

	Total	—	¥4,176	¥4,439

Note:

The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.

(4)	Credit-related derivatives

		(in millions of yen)
		March 31, 2016
Classification	Type of transaction	Contract amount	Fair value	Valuation gains (losses)
OTC transactions	Credit default options	¥6,275,682	¥6,081	¥6,081
	Total rate of return swaps	111,818	110	110

	Total	—	¥6,191	¥6,191

Note:

The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.

		(in millions of yen)
		December 31, 2016
Classification	Type of transaction	Contract amount	Fair value	Valuation gains (losses)
OTC transactions	Credit default options	¥5,643,866	¥373	¥373
	Total rate of return swaps	242,511	151	151

	Total	—	¥525	¥525

Note:

The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.

(5)	Other derivatives

		(in millions of yen)
		March 31, 2016
Classification	Type of transaction	Contract amount	Fair value	Valuation gains (losses)
OTC transactions	Earthquake derivatives	¥68,253	¥708	¥159
	SVF Wrap Products	2,102,876	(1)	(1)
	Other	5,321	566	566

	Total	—	¥1,273	¥724

Note:

The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income. SVF Wrap Products are derivative instruments where BTMU guarantees the payment of the principal to 401(k) investors and other investors that invest in Stable Value Fund.

		(in millions of yen)
		December 31, 2016
Classification	Type of transaction	Contract amount	Fair value	Valuation gains (losses)
OTC transactions	Earthquake derivatives	¥53,835	¥364	¥1,206
	SVF Wrap Products	2,295,128	(23)	(23)
	Other	5,501	784	784

	Total	—	¥1,125	¥1,967

Note:

The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income. SVF Wrap Products are derivative instruments where BTMU guarantees the payment of the principal to 401(k) investors and other investors that invest in Stable Value Fund.

16.	Per Share Information

The bases for the calculation of basic earnings per share and diluted earnings per share for the periods indicated were as follows:

	(in yen)
	For the nine months ended December 31,
	2015	2016
Basic earnings per share	¥61.23	¥57.80
Diluted earnings per share	60.94	57.59

	(in millions of yen)
	For the nine months ended December 31,
	2015	2016
Profits attributable to owners of the parent	¥852,279	¥786,938
Profits not attributable to common shareholders	—	—
Profits attributable to owners of the parent related common shares	852,279	786,938

	(in thousands)
	For the nine months ended December 31,
	2015	2016
Average number of common shares during the period	13,918,899	13,614,152

	(in millions of yen)
	For the nine months ended December 31,
	2015	2016
Diluted earnings per share
Adjustment to profits attributable to owners of the parent	¥(2,872)	¥(2,050)
Of which, adjustment related to dilutive shares of consolidated subsidiaries and others	(2,872)	(2,050)

	(in thousands)
	For the nine months ended December 31,
	2015	2016
Increase in common shares	17,468	12,972

	(in millions of yen)
	For the nine months ended December 31,
	2015	2016
Description of antidilutive securities which were not included in the calculation of diluted earnings per share but which materially changed after the end of the previous fiscal year	—	—

17.	Subsequent Events

None.